

Ravi Kurani · 2nd

Solving Water at MySutro.com | Forbes 30 Under 30 | TEDx

San Francisco Bay Area · 500+ connections · **Contact info**

 **Sutro**

 **Stanford University**

Featured



30 Under 30 Energy 2017: The Best Minds Planning How To Power Our Country
Forbes

By Aaron Tilley and Christopher Helman It's no easy task finding young minds tackling...



30 Under 30 2017: Energy
Forbes

Mixing the clean and the dirty for what comes next



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Activity

4,671 followers

 **We use Expensify in the states, it works great!**

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Experience



Founder
Sutro

Sep 2013 – Present · 6 yrs 9 mos

San Francisco Bay Area

Sutro is a water testing and data analytics company. Our first product, the Sutro Pool, is a sensor-driven, connected, learning device to right-size your water chemistry. It automates testing - keeping you and your family safe, and saving you time and money.

   



Board Member
Friends of the River

Feb 2020 – Present · 4 mos

Sacramento, California, United States

Friends of the River is dedicated to preserving and restoring California's rivers, streams, and their watersheds as well as advocating for sustainable water management.

 FOR Board



Board Member
Bay-Build

Feb 2018 – Present · 2 yrs 4 mos

San Francisco Bay Area

Bay Build provides supply chain solutions for humanitarian infrastructure and development.



Judge
Big Ideas Competition, UC Berkeley

Dec 2017 – Present · 2 yrs 6 mos

Berkeley, CA

Big Ideas is an annual contest aimed at providing funding, support, and encouragement to interdisciplinary teams of students who have "big ideas." Since its founding in 2006, Big Ideas has inspired innovative and high-impact student-led projects aimed at solving problems that matter to this generation. By encouraging novel proposals and then supporting conc **...see mor**



Hardware / Product Lead
Founders Network
Sep 2015 – Present · 4 yrs 9 mos
San Francisco Bay Area

Founded in 2011, Founders Network offers lifelong peer mentorship to over 600 tech startup founders globally. Our platform, programs and high-touch service facilitate authentic experience sharing, warm introductions and long-term professional relationships. Additional benefits include over $500k in startup discounts and promotion to 2,000 newsletter ...see mor

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Education



Stanford University
Certificate in Sustainable Energy Conversion and Storage, Photovoltaics, Energy Storage, Fuel Cells
2011 – 2011



Middlebury Institute of International Studies at Monterey
MBA, Masters of Business Administration in International Business and Finance, Magna Cum Laude
2009 – 2011
Activities and Societies: Student Council, MBA Student Association, Net Impact, UN Club, Rotary International



University of California, Riverside
B.S., Mechanical Engineering



